Rec'd 8/28/06

SECURITIES [redacted] W

06050134

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ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- 48239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2004 (MM/DD/YY) AND ENDING 10/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LARSONALLEN FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 SOUTH 6TH STREET, SUITE 300
(No. and Street)

MINNEAPOLIS (City) MINNESOTA (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES C. BETZ 612-376-4654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYUM & BARENSCHEER PLLP
(Name – *if individual, state last, first, middle name*)

7800 METRO PARKWAY, SUITE 200, MINNEAPOLIS, MN 55425
(Address) (City) (State) (Zip Code)

PROCESSED
OCT 16 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHARLES C. BETZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LARSONALLEN FINANCIAL, LLC, as of OCTOBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERI ANN KIRKWOOD
Notary Public
Minnesota
My Commission Expires January 31, 2010

Cheri Kirkwood
Notary Public

Charles C Betz
Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSONALLEN FINANCIAL, LLC

Report for the Period Beginning 11/01/04 and Ending 10/31/05
Attachment to Annual Audited Report - Form X17A-5 (Part III)

	Per Audit	Per Original Focus Filing	Difference	Explanation
OWNERSHIP EQUITY				
Member's Capital	25,000	25,000	0	
Member Distributions	(1,900,000)	(1,900,000)	0	
Retained Earnings	946,462	946,462	0	
Net Profit/Loss	2,125,260	2,124,656	604	Net effect of adjustments by auditors
Total Ownership Equity	1,196,722	1,196,118	604	
NON-ALLOWABLE ASSETS				
Current Assets:				
Accounts Receivable and Work in Process	515,998	470,466	45,532	Reclassify a $35,123 credit balance in A/R to Deferred Revenue. Reclassify $10,409 credit balance to Accounts Payable.
Other Assets	114,189	89,189	25,000	Reclassify from Long Term
Long-Term Assets:				
Property and Equipment (Net)	75,746	75,746	0	
Other Assets	25,000	50,000	(25,000)	Reclassify to Long Term
Total Non-Allowables	730,933	685,401	45,532	
Tentative Net Capital	465,789	510,717	(44,928)	
HAIRCUTS ON PROPRIETARY POSITIONS				
Investments at 100% Haircut	0	0	0	
Inventory Long at 15% Haircut	0	0	0	
Investments Long at 15% Haircut	0	0	0	
Inventory Short at 15% Haircut	0	0	0	
Total Haircuts	0	0	0	
Net Capital	465,789	510,717	(44,928)	
AGGREGATE INDEBTEDNESS				
Accounts Payable	33,859	22,943	10,916	See note above plus add'l $506 A/P
Accrued Payroll & Related Benefits	66,804	65,804	1,000	Add'l bonus accrued
Deferred Revenue and Other	264,846	231,834	33,012	See note above plus $2,111 adjust
Total	365,509	320,581	44,928	
REQUIRED NET CAPITAL				
NASD Required N.C. (6.67% Aggr. Ind.) OR $5,000 Whichever is Greater	24,379	21,383	2,997	
SEC Early Warning Requirement (120% Req N.C.)	29,255	25,659	3,596	
Required Net Capital	24,379	21,383	2,997	
EXCESS NET CAPITAL				
Net Capital	465,789	510,717	(44,928)	
Required Net Capital	24,379	21,383	2,997	
Excess Net Capital	441,410	489,334	(47,925)	
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO				
Aggregate Indebtedness	365,509			
Net Capital	465,789			
Ratio	.78:1			

LARSONALLEN FINANCIAL, LLC

FINANCIAL STATEMENTS

OCTOBER 31, 2005 AND 2004

LARSONALLEN FINANCIAL, LLC
TABLE OF CONTENTS
OCTOBER 31, 2005 AND 2004

BOYUM & BARENSCHEER PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

We have audited the accompanying balance sheets of LarsonAllen Financial, LLC as of October 31, 2005 and 2004, and the related statements of net income, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LarsonAllen Financial, LLC as of October 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of October 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
December 6, 2005

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

LARSONALLEN FINANCIAL, LLC
BALANCE SHEETS
OCTOBER 31, 2005 AND 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 831,298	$ 801,233
Accounts Receivable and Work-in-Process, Net	515,998	449,193
Contract Receivable - Current portion	62,500	-
Other Current Assets	51,689	40,621
Receivable from Member	-	35,946
Total Current Assets	$ 1,461,485	$ 1,326,993
PROPERTY AND EQUIPMENT (AT COST)		
Equipment and Software	$ 270,534	$ 287,206
Accumulated Depreciation and Amortization	(194,788)	(174,932)
Net Property and Equipment	$ 75,746	$ 112,274
OTHER ASSET		
Contract Receivable	$ 25,000	$ -
Total Assets	$ 1,562,231	$ 1,439,267
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 33,859	$ 18,861
Accrued Payroll & Related Benefits	66,804	189,559
Payable to Member	207,348	-
Deferred revenue and other accrued expenses	57,498	259,385
Total Current Liabilities	$ 365,509	$ 467,805
MEMBER'S EQUITY		
Capital	$ 25,000	$ 25,000
Retained Earnings	1,171,722	946,462
Total Member's Equity	$ 1,196,722	$ 971,462
Total Liabilities and Member's Equity	$ 1,562,231	$ 1,439,267

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF NET INCOME
FOR THE YEARS ENDED OCTOBER 31, 2005 AND 2004

	2005	2004
REVENUE	$ 5,345,366	$ 4,462,838
EXPENSES		
Operating and Service Charge from Member	$ 205,529	$ 83,633
Payroll & Related Costs	2,092,706	2,328,687
Other Administrative Costs	1,239,377	949,887
Depreciation & Amortization	59,104	73,961
Total Expenses	$ 3,596,716	$ 3,436,168
INCOME FROM OPERATIONS	1,748,650	1,026,670
OTHER INCOME		
Gain on Sale - Other	376,610	-
NET INCOME FROM CONTINUING OPERATIONS	$ 2,125,260	$ 1,026,670
INCOME FROM DISCONTINUED OPERATIONS	-	165,868
NET INCOME	$ 2,125,260	$ 1,192,538

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2005 AND 2004

	CAPITAL	RETAINED EARNINGS	MEMBER'S EQUITY
Balance at October 31, 2003	$ 525,000	$ 1,053,924	$ 1,578,924
Net Income	-	1,192,538	1,192,538
Member's Distributions	-	(1,300,000)	(1,300,000)
Return of Additional Paid-in-Capital	(500,000)	-	(500,000)
Balance at October 31, 2004	$ 25,000	$ 946,462	$ 971,462
Net Income	-	2,125,260	2,125,260
Member's Distributions	-	(1,900,000)	(1,900,000)
Balance at October 31, 2005	$ 25,000	$ 1,171,722	$ 1,196,722

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Receipts from Customers	5,312,620	6,694,666
Cash Paid to Employees & Suppliers	(3,736,132)	(5,368,451)
Net Cash Provided by Operating Activities	$ 1,576,488	$ 1,326,215
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Equipment	$ -	$ 16,440
Proceeds from Sale of Clients	376,610	-
Purchases of Equipment	(23,033)	(87,606)
Net Cash Provided (Used) by Investing Activities	$ 353,577	$ (71,166)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Distributions	$ (1,900,000)	$ (1,300,000)
Net Cash Used by Financing Activities	$ (1,900,000)	$ (1,300,000)
NET INCREASE IN CASH IN CASH AND CASH EQUIVALENTS	$ 30,065	$ (44,951)
Cash and Cash Equivalents - Beginning of Period	801,233	846,184
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 831,298	$ 801,233
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income	$ 1,748,650	$ 1,192,538
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation & Amortization	59,104	115,509
(Gain) Loss on Disposition of Assets	457	(2,519)
(Increase) Decrease in Receivables and Work in Process	(66,805)	(216,054)
(Increase) Decrease in Other Current Asset	(11,068)	(22,195)
(Increase) Decrease in Receivable from Member	35,946	(14,275)
(Increase) Decrease in Contract Receivable	(87,500)	-
Increase (Decrease) in Accounts Payable	14,998	4,941
Increase (Decrease) in Accrued Payroll & Related Benefits	(122,755)	132,659
Increase (Decrease) in Payable to Member	207,348	(89,124)
Increase (Decrease) in Deferred Revenue and Other Accrued Expenses	(201,887)	224,735
Net Cash Provided by Operating Activities	$ 1,576,488	$ 1,326,215

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

LarsonAllen Financial, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 for the purpose of registering with the Securities and Exchange Commission (SEC) and joining the National Association of Securities Dealers (NASD) as a broker/dealer. The Company is wholly owned by Larson, Allen, Weishair & Co., LLP. The Company is engaged in investment advisory, financial and estate planning, and other financial services primarily in the Midwest.

Effective October 27, 1995, the Company registered with the NASD as a broker/dealer.

Revenue Recognition

Revenues from consulting and asset management services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable

Accounts receivable from customers relate to services provided. The Company does not customarily require collateral for providing such services. Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements. The allowance for doubtful accounts at October 31, 2005 and 2004 was $15,000 and $10,000, respectively. At October 31, 2005, no single customer accounted for more than 10% of accounts receivable.

Depreciation

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

Description of Useful Lives

The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

Income Taxes

A limited liability company is not a taxpaying entity for federal and state income tax purposes, thus no income tax expense has been recorded in the accompanying financial statements. Income from the company is taxed at the member level.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the years ended October 31, 2005 and 2004 were $0 and $350, respectively.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 PROFIT SHARING PLAN

The company participates in the Larson, Allen, Weishair & Co., LLP Profit Sharing Plan and Trust. The plan is a defined contribution profit sharing plan established to provide retirement benefits to employees and principals who have met certain participation requirements. Each year the Company may, at the discretion of the Board of Directors, contribute to the plan a basic contribution and an integrated contribution. Participants may elect to make contributions through earnings reduction up to the annual deferral limit allowed under the Internal Revenue Code. The Company contributed $24,254 and $152,614 for the years ended October 31, 2005 and 2004, respectively.

NOTE 3 RELATED PARTY DISCLOSURES AND DISCONTINUED OPERATIONS

The Company has an agreement with the member for the provision of services at a predetermined rate. For the years ended October 31, 2005 and 2004, charges for these services and operating expenses (net of service income) were $517,145 and $289,997, respectively. In addition, the Company had advanced $207,348 from its sole member as of October 31, 2005 and advanced $35,946 to its sole member as of October 31, 2004.

Effective October 31, 2004, the Company discontinued the operations of its benefits administration business segment which provided benefit planning and record keeping to its customers. The assets and liabilities related to this division were sold to its sole member. The sale of the following assets and liabilities were funded through $500,000 return of capital and a $20,837 receivable from member. No gain or loss was recorded as a result of the disposition of the business segment to the sole member.

Accounts Receivable and Work in Process	$ 546,787
Property and Equipment	58,480
Liabilities	(84,430)
Total	$ 520,837

Revenue from the discontinued operations for the year ended October 31, 2004 was $2,408,497. The results of operations for this business segment for the year ended October 31, 2004 are reflected as income from discontinued operations in the statements of net income.

NOTE 4 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2005, the Company had net capital of $465,789 as defined by Rule 15c3-1, which was $441,410 in excess of its required net capital of $24,379. The Company had indebtedness at October 31, 2005 in the amount of $365,509.

NOTE 5 OTHER INCOME (EXPENSE)

During the year ended October 31, 2005, the company entered into two agreements relating to the sale of customer lists.

The first agreement results in a gain of $196,610. All amounts owed relating to this sale were paid during the year ended October 31, 2005.

The second agreement contained both a fixed and contingent portion. The fixed portion of the contract called for a payment in October 2005 of $25,000. The balance of the fixed portion of the contract is due in three equal payments of $25,000 on April 30, 2006, October 30, 2006, and April 30, 2007. The contingent portion of the agreement calls for monthly payments for a period of two years with a maximum of $150,000 for each of the years. The contingent payments are recognized when determinable.

The gain recognized during the year relating to the second agreement was $100,000 for the fixed portion of the contract and $80,000 for the contingent portion of the contract.

The balance in contract receivable relating to the fixed and contingent portions of the contract are as follows:

	October 31, 2005		
	Fixed Contract	Contingent Contract	Total
Current Portion of Contract Receivable	$ 50,000	$ 12,500	$ 62,500
Long-Term Portion of Contract Receivable	25,000	-	25,000
Total	$ 75,000	$ 12,500	$ 87,500

LARSONALLEN FINANCIAL, LLC
SCHEDULE OF NET CAPITAL
October 31, 2005

OWNERSHIP EQUITY		
Member's Capital	$	25,000
Member Distributions		(1,900,000)
Retained Earnings		946,462
Net Profit/Loss		2,125,260
Total Ownership Equity	$	1,196,722
NON-ALLOWABLE ASSETS		
Current Assets:		
Accounts Receivable and Work in Process, Net	$	515,998
Other Assets		114,189
Long-Term Assets:		
Property and Equipment (Net)		75,746
Other Assets		25,000
Total Non-Allowables	$	730,933
Tentative Net Capital	$	465,789
HAIRCUTS ON PROPRIETARY POSITIONS		
Investments at 100% Haircut	$	-
Inventory Long at 15% Haircut		-
Investments Long at 15% Haircut		-
Inventory Short at 15% Haircut		-
Total Haircuts	$	-
Net Capital	$	465,789
AGGREGATE INDEBTEDNESS		
Accounts Payable	$	33,859
Accrued Payroll & Related Benefits		66,804
Deferred Revenue and Other		264,846
Total	$	365,509
REQUIRED NET CAPITAL		
NASD Required N.C. (6.67% Aggr. Ind.) OR $5000 whichever is Greater	$	24,379
SEC Early Warning Requirement (120% Required N.C.)		29,255
Required Net Capital	$	24,379
EXCESS NET CAPITAL		
Net Capital	$	465,789
Required Net Capital		24,379
Excess Net Capital	$	441,410
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO		
Aggregate Indebtedness	$	365,509
Net Capital	$	465,789
Ratio		.78 to 1

BOYUM & BARENSCHEER PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

December 6, 2005

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of LarsonAllen Financial, LLC for the year ended October 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LarsonAllen Financial, LLC that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of the internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

BOYUM & BARENSCHEER PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

December 6, 2005
Board of Governors
LarsonAllen Financial LLC
Minneapolis, Minnesota

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at October 31, 2005, to meet the Commission's objectives in all material respects.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
December 6, 2005

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832